UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-28218

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q
(Check One) ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Affymetrix, Inc.

Full Name of Registrant

Former Name if Applicable

3420 Central Expressway

Address of Principal Executive Office (Street and number)

Santa Clara, California 95051

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach extra Sheets if Needed)

The Registrant announced that as a result of its previously announced internal review into historical stock option granting practices it will restate its financial statements for certain options granted between 1997 and 1999. The Registrant requires additional time to finalize its unaudited financial statements for the quarter ended June 30, 2006. As a result, the registrant is unable to file on or before August 9, 2006, its Quarterly Report on Form 10-Q for the period ended June 30, 2006, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory T. Schiffman	408	731-5000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The restatement of the Registrant’s financial statements is currently expected to reflect additional non-cash compensation expense from 1997 to 2003. The restatement is also expected to reflect a tax benefit arising from this stock compensation expense. This tax benefit will be recorded in 2005, the year in which the Registrant reduced its valuation allowance for certain deferred tax assets. The result will be to increase the Registrant’s previously reported net losses from 1997 to 2002, reduce its previously reported net income for 2003, and increase its previously reported net income in 2005.

Affymetrix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2006	By:	/s/ GREGORY T. SCHIFFMAN

Name: Gregory T. Schiffman
Title: Executive Vice President
and Chief Financial Officer